UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                                   Cosi, Inc.
                  ---------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                -------------------------------------------------
                         (Title of Class of Securities)


                             	   22122P101
                ----------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2009
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G/A
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Vardon Capital, LLC
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [x]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      0%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      OO
------------------------------------------------------------------------------


------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G/A
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Vardon Capital Management, LLC
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                           (a) [x]
                                                           (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      0%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      OO
------------------------------------------------------------------------------


------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G/A
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Richard W. Shea, Jr.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                          (a) [x]
                                                          (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      0%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      IN
------------------------------------------------------------------------------


------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G/A
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Vardon International, Ltd.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                           (a) [x]
                                                           (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      0%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      CO
------------------------------------------------------------------------------


------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G/A
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Vardon Focus Fund, LP
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [x]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      0%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      PN
------------------------------------------------------------------------------


------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G/A
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Vardon Focus Fund II, LP
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP (See Instructions):
                                                            (a) [x]
                                                            (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      0%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      PN
------------------------------------------------------------------------------


------------------------------------------------------------------------------
CUSIP No. 22122P101                SCHEDULE 13G/A
------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Vardon Focus Fund International, Ltd.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                           (a) [x]
                                                           (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
------------------------------------------------------------------------------
                                   (5) SOLE VOTING POWER
NUMBER OF				0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                0
EACH REPORTING                     -------------------------------------------
PERSON WITH                        (7)  SOLE DISPOSITIVE POWER
					0
                                   -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------------
    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
------------------------------------------------------------------------------
   (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [ ]
------------------------------------------------------------------------------
   (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      0%
------------------------------------------------------------------------------
   (12)   TYPE OF REPORTING PERSON (See Instructions)
                      CO
------------------------------------------------------------------------------


CUSIP NO. 22122P101               SCHEDULE 13G/A


Item 1(a).       Name of Issuer:

                 Cosi, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 1751 LAKE COOK ROAD
		 DEERFIELD IL 60015


Item 2(a).       Name of Persons Filing:

This Schedule 13G/A is being filed by (i) Vardon Focus Fund, L.P., a Delaware limited partnership; (ii) Vardon Focus Fund II, L.P., a Delaware limited partnership (together the "Domestic Funds");
(iii) Vardon International, Ltd., a Cayman Islands exempted company;
(iv) Vardon Focus Fund International, Ltd., a Cayman Islands exempted company (together the "Offshore Funds"); (v) Vardon Capital, L.L.C., a Delaware limited liability company ("VC"), with respect to shares of Common Stock held in the Domestic
Funds; (vi) Vardon Capital Management, L.L.C., a Delaware limited liability company ("VCM"), with respect to shares of Common Stock held in the accounts of the Domestic Funds, Offshore Funds and a separate account client managed by VCM
(the "Managed Account", and together with the Domestic Funds and Offshore Funds, the "Advisory Clients") for which VCM served as the investment manager and (vii) Richard W. Shea, Jr. ("Mr. Shea"), the managing member of VC and VCM, with respect to shares of Common Stock deemed to be beneficially owned by VC and VCM. The Advisory Clients, VC, VCM and Mr. Shea will be collectively referred to herein as "Reporting Persons". All disclosures made in this filing are made pursuant to the best knowledge and reasonable belief of the Reporting Persons.

As of the date of this filing, the operations of the advisor have terminated resulting in the disolution of Vardon Focus Fund, L.P., Vardon Focus Fund II, L.P., Vardon International, Ltd., Vardon Focus Fund International, Ltd., and Vardon Capital Management, LLC.

**Attached as Exhibit A is a copy of an agreement among the Reporting Persons stating (as specified hereinabove) that this
Schedule is being filed on behalf of each of them.

Item 2(b).       Address of Principal Business Office or, if None, Residence:

The Domestic Funds, as defined above, were each organized as Delaware limited partnerships. As of the date of this filing, the Domestic Funds have ceased operations and no longer utilize a principal business office.

The Offshore Funds, as defined above, were each Cayman Islands exempted companies. As of the date of this filing, the Offshore Funds have ceased operations and no longer utilize a principal business office.

VC is a Delaware limited liability company, which served as general partner of the Domestic Funds, as outlined above. As of the date of this filing, the Domestic Funds have ceased operations whereby VC no longer serves as general partner. The managing member of VC is Mr. Shea.

The principal business address of VC is P.O. Box 631, Summit, NJ 07902-0631.

VCM was a Delaware limited liability company which served as the investment manager to the Advisory Clients, as outlined above. The managing member of VCM was Mr. Shea. As of the date of this filing, (i)the
Offshore Funds have ceased operations whereby VCM no longer serves as investment manager and (ii) VCM has ceased operations and no longer utilizes a principal business office.

Mr. Shea, the managing member of VC (and former managing member of VCM), is a citizen of the United States of America.

The principal business address of Mr. Shea is P.O. Box 631,
Summit, NJ 07902-0631.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


CUSIP NO. 22122P101               SCHEDULE 13G/A


Item 2(c).       Citizenship:

                 See Item 4 of the attached cover pages

Item 2(d).       Title of Class of Securities:

                 Common Stock, par value $.01 per share

Item 2(e).       CUSIP Number:
		 22122P101


Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

(a) [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E);

(f) [ ]   An employee benefit plan or endowment fund in accordance with
          Section 240.13d-1(b)(1)(ii)(F);

(g) [ ]   A parent holding company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);


Item 4.  Ownership.

    (a) Amount Beneficially Owned: See Item 9 of the attached cover pages

    (b) Percent of Class: See Item 11 of the attached cover pages

    (c) Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:

               See Item 5 of the attached cover pages

        (ii)   Shared power to vote or to direct the vote:

               See Item 6 of the attached cover pages

        (iii)  Sole power to dispose or to direct the disposition of:

               See Item 7 of the attached cover pages

        (iv)   Shared power to dispose or to direct the disposition of:

               See Item 8 of the attached cover pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         The aggregate number and percentage of securities to which this
         Schedule 13G/A relates is 0 shares, representing 0.0% of the total shares outstanding as reported by the issuer.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

         Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group

         Item 9 is not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP NO. 22122P101               SCHEDULE 13G/A


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2010


Vardon Focus Fund, L.P.		     Vardon Focus Fund II, L.P.
By: *Richard W. Shea, Jr.	     By: *Richard W. Shea, Jr.
as managing member of the            as managing member of the
general partner                      general partner

By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      --------------------------------
    *Richard W. Shea, Jr.                *Richard W. Shea, Jr.
    Managing Member of                   Managing Member of
    the General Partner                  the General Partner


Vardon International, Ltd.           Vardon Focus Fund International, Ltd.
By: *Richard W. Shea, Jr.            By: *Richard W. Shea, Jr.
as director                          as director

By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -------------------------------
    *Richard W. Shea, Jr.                *Richard W. Shea, Jr.
    Director                             Director


Vardon Capital, L.L.C.		     Vardon Capital Management, L.L.C
By: Richard W. Shea, Jr.             By: *Richard W. Shea, Jr.
its managing member	             its managing member

By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      --------------------------------
    Richard W. Shea, Jr.                 *Richard W. Shea, Jr.
    Managing Member                      Managing Member


Richard W. Shea, Jr.

By: /s/ Richard W. Shea, Jr.
    -------------------------------
    Richard W. Shea, Jr.
    Individually

*As of the date of this filing, the operations of the advisor have terminated resulting in the disolution of Vardon Focus Fund, L.P., Vardon Focus Fund II, L.P., Vardon International, Ltd., Vardon Focus Fund International, Ltd., and Vardon Capital Management, LLC. The signing authority depicted above by Richard W. Shea, Jr. for Vardon Focus Fund, L.P., Vardon Focus Fund II, L.P., Vardon International, Ltd., Vardon Focus Fund International, Ltd., and Vardon Capital Management, LLC reflects the signing authority of these entities prior to their respective dissolution.

CUSIP NO. 22122P101               SCHEDULE 13G/A


                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13G/A with respect to the shares of Common Stock of Cosi, Inc., par value $0.01 per share, to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13G/A jointly on behalf of each such party.

Dated:  February 12, 2010

Vardon Focus Fund, L.P.		     Vardon Focus Fund II, L.P.
By: *Richard W. Shea, Jr.	     By: *Richard W. Shea, Jr.
as managing member of the            as managing member of the
general partner                      general partner

By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      --------------------------------
    *Richard W. Shea, Jr.                *Richard W. Shea, Jr.
    Managing Member of                   Managing Member of
    the General Partner                  the General Partner


Vardon International, Ltd.           Vardon Focus Fund International, Ltd.
By: *Richard W. Shea, Jr.            By: *Richard W. Shea, Jr.
as director                          as director

By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -------------------------------
    *Richard W. Shea, Jr.                *Richard W. Shea, Jr.
    Director                             Director


Vardon Capital, L.L.C.		     Vardon Capital Management, L.L.C
By: *Richard W. Shea, Jr.            By: *Richard W. Shea, Jr.
its managing member	             its managing member

By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      --------------------------------
    *Richard W. Shea, Jr.                *Richard W. Shea, Jr.
    Managing Member                      Managing Member


Richard W. Shea, Jr.

By: /s/ Richard W. Shea, Jr.
    -------------------------------
    *Richard W. Shea, Jr.
    Individually

*As of the date of this filing, the operations of the advisor have terminated resulting in the disolution of Vardon Focus Fund, L.P., Vardon Focus Fund II, L.P., Vardon International, Ltd., Vardon Focus Fund International, Ltd., and Vardon Capital Management, LLC. The signing authority depicted above by Richard W. Shea, Jr. for Vardon Focus Fund, L.P., Vardon Focus Fund II, L.P., Vardon International, Ltd., Vardon Focus Fund International, Ltd., and Vardon Capital Management, LLC reflects the signing authority of these entities prior to their respective dissolution.